November14, 2022

VIA E-MAIL

Ashmi Mehrotra
277 Park Avenue
New York, New York 10172


Re:    JPMorgan Private Markets Fund
       File Nos. 333-267866, 811-23832

Dear Ms Mehrotra:

       On October 13, 2022, JPMorgan Private Markets Fund (the    Fund   )
filed a Registration
Statement on Form N-2 (the    Registration Statement   ) under the Securities
Act of 1933, as
amended (the    1933 Act   ) and the Investment Company Act of 1940, as amended
(the    1940
Act   ). We have reviewed the filing and have the following comments. All capitalized terms not
otherwise defined herein have the meaning given to them in the Registration Statement.
References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

GENERAL

1. We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment.
Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3. We note that the Registration Statement discloses a number of requests for exemptive relief (e.g., multi-class and co-investment relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the
Registration Statement.
 Ashmi Mehrotra
November 14, 2022
Page 2


4.     Please tell us if you have presented or will present any    test the
waters    materials to
potential investors in connection with this offering. If so, please provide us with copies of such materials.

PROSPECTUS

Cover page

5. The disclosure in footnote 1 to the fee table indicates that the Fund may, in its sole discretion, accept investments below the stated minimums. Please confirm supplementally that the absolute minimum investment (after waiver of the disclosed minimum investment) will be
$25,000. Please explain the circumstances investors subscribing through a broker/dealer or registered investment adviser may have shares aggregated to meet the minimums. Please explain
the reference to    vehicles controlled by such employees    on page 13. Also,
clarify all of the
situations in which the Fund    in its sole discretion    may waive this
minimum (i.e., state whether
aggregating related accounts is the only scenario in which the minimum will be waived, and if not, disclose the other scenarios). In addition, please confirm supplementally that the accredited investor and qualified client criteria will still apply to all investors and will not be waived.

6. If true, disclose that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

7. The disclosure states that the Distributor will distribute Fund shares on a best efforts basis.
Disclose if there is any minimum amount that must be purchased prior to commencement of operations and if there are arrangements to place funds received in escrow, trust or similar arrangement until then. If no arrangements have been made, so state. See Instruction 5 to Item 1 of Form N-2. In addition, if a lack of significant Fund assets may contribute to your having a less diversified portfolio, less access to certain types of private funds, or higher expense ratios, please ensure these matters are addressed in your disclosure.

Fund Summary

Investment Objective and Strategy (page 1)

8. The disclosure indicates that the Fund will invest primarily in Secondary Investments,
Co-Investments, and Primary Investments. However, on page 3, the Fund   s 80%
test includes
Private Credit Investments. Briefly clarify the role of Private Credit
Investments in the Fund   s
strategy. Revised disclosure should address how you obtain private credit exposures and evaluate such investments.

9. The Prospectus indicates that the Fund may use leverage. Supplementally advise whether the Fund intends to incur leverage during its first year of operations and, if so, include an estimate of the expected cost of leverage in the fee table.
 Ashmi Mehrotra
November 14, 2022
Page 3




10.    The disclosure indicates that the Fund will    over-commit    to its
investments.
Supplementally provide: (1) a representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and (2) a general explanation as to why it believes it can cover its commitments.

Purchasing Shares (page 14)

11. We note the disclosure that pending any closing funds received from prospective investors will be placed in an account with the Transfer Agent. Please advise who will have control over the money during that period.

Repurchases of Shares (page 16)

12. The disclosure on page 17 states that under certain circumstances, the Board may offer to repurchase shares at a discount to their prevailing net asset value. Please
replace    Board    with
   Fund    and describe the circumstances under which the Fund would offer to repurchase shares at
a discount to their prevailing new asset value. We may have more comments after reviewing your response.

Incentive Fee (page 18)

13. Please enhance the disclosure to more fully explain the implications of the Loss Recovery
Account reset to investors (e.g., substantial losses in any particular year will not impact the
Adviser   s ability to earn Incentive Fees in subsequent periods even if an
investor   s overall
returns are less than 10%).

Use of Proceeds (page 26)

14. Disclose how long it is expected to take to fully invest net proceeds in accordance with
the Registrant   s investment objectives and policies. See Item 7 of Form N-2.

15. Please revise the discussion to summarize the key features of the Fund s repurchase offers as outlined under Procedures for Repurchase of Shares on page 48.

Investment Objective and Strategy (page 27)

16. The Disclosure on page 28 indicates that the Fund may use one or more subsidiaries (the
   Subsidiary   ). With respect to such Subsidiaries:

    x   Disclose that the Fund will comply with the provisions of the
Investment Company Act
        governing investment policies (Section 8) on an aggregate basis with the Subsidiary.
 Ashmi Mehrotra
November 14, 2022
Page 4


      x   Disclose that any investment adviser to the Subsidiary complies with provisions of the
          Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the fund under Section 2(a)(20) of the Investment
          Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the
          Subsidiary, then, for purposes of complying with Section 15(c), the
reviews of the Fund   s
          and the Subsidiary   s investment advisory agreements may be
combined.
      x   Disclose any of the Subsidiary   s principal investment strategies or
principal risks that
          constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.
      x   Explain in correspondence whether the financial statements of the
Subsidiary will be
          consolidated with those of the Fund. If not, please explain why not.
      x   Confirm in correspondence that the Subsidiary and its board of directors will agree to
          inspection by the staff of the Subsidiary   s books and records,
which will be maintained in
          accordance with Section 31 of the Investment Company Act and the rules thereunder.
      x   Confirm in correspondence that, to the extent a Subsidiary is a foreign entity, that the
          Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
      x   Confirm in correspondence that, for any wholly-owned Subsidiary, its management fee
          (including any performance fee), if any, will be included in
Management Fees,    and the
          wholly-owned Subsidiary   s expenses will be included in    Other
Expenses    in the Fund   s
          fee table.
      x   Disclose that whether the Fund currently intends to create or acquire primary control of
          any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Risk Factors (page 33)

17. The Risk Factors section is 23 pages long and divided into multiple subsections.

       a. Please consider revising the risk factors to consolidate overlapping or similarly themed risks. Please group any risks that are not material risks to the Fund in a separately headed subsection or move such risks to the SAI.

        b. Please reorder the risks to prioritize the risks that are most likely to adversely
affect the Fund   s net asset value, yield and total return. [See ADI 2019-08 -
Improving Principal
Risks Disclosure.]

       c.      Please place risk factors that are not principal to the Fund   s
investment strategy in
a separate, appropriately-captioned section. To the extent the context of a risk factor is not
apparent from the Fund   s strategy (e.g., risks to which the Fund may be
exposed indirectly
through its investments in other funds), briefly indicate that context.
 Ashmi Mehrotra
November 14, 2022
Page 5



       d. Many of the captions to the risk factors poorly summarize the risk discussed. Use descriptive headings for each risk factor. See rule 421(b) and (d) under the 33 Act.

18. To the extent that your strategy, or an underlying portfolio investment s strategy relies on a particular interest rate or inflationary environment to be effective, please consider the need for enhanced risk disclosure concerning the present macro-economic environment.

19. It is unclear from your disclosure what information will be available to you and what due diligence you will be able to perform on your Secondary Investments initially and on an on-going basis. Please revise your risk- and strategy-related disclosures to further enhance the risk- and process-related differences between your primary and secondary investments.

Procedures for Repurchase of Shares (page 48)

20. Revise the procedures for repurchase of shares so that the final payment will be paid in full no later than 2 business days following the completion of the audit.

21.     Please explain what circumstances are contemplated by your statement
that you    may
cause the repurchase of a Shareholder   s Shares if, among other reasons, the
Fund determines that
such repurchases would be in the interest of the Fund.

Board Structure and Committees (page 65)

22. State whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations. See Item 18 of Form N-2.

Part C

Signatures

23. We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of
Section 6(a) of the
1933 Act.

Accounting Comments

Fee Table

24. We note that the fund may make investments indirectly through one or more wholly-owned Subsidiaries. Please confirm that the fee table will be presented on a consolidated basis to reflect the expenses of any such Subsidiary.
 Ashmi Mehrotra
November 14, 2022
Page 6


25. We note that advisory fees will be charged to the Fund based upon managed assets. Please confirm that the advisory fee amount appearing in the fee table will be grossed up to reflect an amount based upon net assets.

Expense Recoupment

26. Pursuant to the expense limitation agreement, the fund may be required to repay the adviser any fees waived or expenses reimbursed under the agreement for a period of three years after the year in which the adviser waived such fees or reimbursed such expenses. Please confirm that the Fund will perform assessments under ASC 450 to determine the appropriateness of recording a liability in the books of the Fund for any amount subject to recoupment by the adviser.

Investment Advisory and Management Agreement

27. Please include the tables referenced in the second and sixth paragraphs on page 69.

Financial Statements

28. We note that the Fund is responsible for the payment of any organization and offering costs. Please explain to us whether the seed financial statements of the fund will include a seed statement of operations. If the Fund does not intend to include a seed statement of operations, please explain the basis for omitting such financial statement.

29. Please confirm that the financial statements of the Fund will be presented on a consolidated basis with any wholly-owned Subsidiary.

Purchasing Shares

30. Please revise the first sentence of the first paragraph under Class D Shares on page 77 to
read:       at the prevailing net asset value per Class D Share.

                                             *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the
 Ashmi Mehrotra
November 14, 2022
Page 7


registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Tony Burak at 202-551-6750.


Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser

cc:    Rajib Chanda, Simpson Thatcher & Bartlett LLP
       Jay Williamson, Securities and Exchange Commission